UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

telecom | personal | flow

Telecom Argentina
Press Release
4Q22 & FY22

03-09-2023

Contacts: Luis Fernando Rial Ubago (5411) 5112 7218 Tomás Pellicori (5411) 5524 7692	Market Cap (NYSE: TEO): US$2,170.9 million*

Telecom Argentina S.A.

announces consolidated annual results (“FY22”) and fourth quarter of fiscal year 2022 (“4Q22”) **

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to FY22 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of FY22 and vs. FY21 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of December 31 of 2022 and 2021, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

•	Previous year figures included for comparative purposes (December 2021) contain the effect of the year over year inflation as of December 2022, which was 94.8%.

•	Consolidated Revenues amounted to P$729,182 million in FY22 (-12.0% in constant currency vs. FY21), in a context of inflationary acceleration. Service Revenues totaled P$680,561 million (-11.7% in constant currency vs. FY21).

•	Mobile clients in Argentina reached 20.2 million in FY22 (+116 thousand vs. FY21), cable TV subscribers totaled approximately 3.5 million (-84 thousand vs. FY21), while broadband accesses amounted to 4.1 million (-132 thousand vs. FY21).

•	Operating Income before Depreciation and Amortization amounted to P$200,380 million in FY22 (-22.5% vs. FY21), while our operating margin before D&A was 27.5%.

•	The Company registered a Net Loss of P$205,640 million in FY22 (vs. an income of P$19,362 million in FY21). This loss was mainly due to a goodwill impairment of P$243.900 million registered in September 2022, which was partially offset by both positive net financial results of P$61,978 million and income tax gains of P$26,504 million.

•	Investments (including rights of use assets) reached P$147,266 million in FY22, equivalent to 20.2% of our Consolidated Revenues.

•	Net Financial Debt amounted to P$420,446 million in FY22 (-8.7% in constant currency vs. FY21).

*Market Cap as of March 8th, 2023

**Unaudited non financial data

TELECOM ARGENTINA	1

* (in constant measuring unit – includes adds of rights of use assets of P$20.997 million and P$35.363 million as of December 31, 2022, and December 31, 2021, respectively)

**(Figures may not add up due to rounding)

*** (It includes IP telephony lines, which amounted to approximately 721 thousand and 1,097 thousand as of December 31, 2021, and December 31, 2022, respectively)

Consolidated Revenues (in million P$)	Operating Income before D&A (EBITDA) (in million P$)

Operating Income (EBIT) (in million P$)	Net Income (Loss) (in million P$)

TELECOM ARGENTINA	2

Buenos Aires, March 9, 2023 - - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net loss of P$205,640 million for the period ended December 31, 2022 (-P$225,002 million vs. FY21). The net loss attributable to the controlling company was P$207,833 million (-P$224,711 million vs. FY21).

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in terms of the current measurement unit as of December 31, 2022.

The following table shows the evolution of the consumer price index (National CPI - according to INDEC’s official statistics) for the last three fiscal years, which were used to restate the figures in constant currency:

	As of December 31. 2020	As of December 31. 2021	As of December 31. 2022
Annual	36.1%	50.9%	94.8%
3-month cumulative (Since September)	n/a	n/a	17.3%

During the FY22, Consolidated Revenues amounted to P$729,182 million, from which Service Revenues totaled P$680.561 million.

Consolidated Operating Revenues

Mobile Services

As of December 31, 2022, total mobile subscribers in Argentina and Paraguay amounted to 22.5 million. In FY22, total mobile services revenues represented P$293.112 million (-P$20.760 million or -6.6% vs. FY21).

Mobile Services in Argentina

As of December 31, 2022, total mobile subscribers amounted to approximately 20.2 million (+114 thousand vs. FY21). Postpaid clients represented 43% of our subscriber base (vs. 41% in FY21).

In FY22, mobile service revenues in Argentina amounted to P$268.035 million (-4.7% vs FY21). Mobile internet revenues accounted for 86% of mobile service revenues (vs. 75% in FY21). The

TELECOM ARGENTINA	3

average monthly revenue per user (“ARPU” – restated in constant currency as of December 31, 2022) amounted to P$1,102.6 during FY22 (-8.3% vs. FY21). The effect generated by the restatement in terms of the December 31, 2022 current measurement unit (included in the ARPU) amounted to P$282.5 and P$681.3, for FY22 and FY21, respectively. The average monthly churn rate was 2.3% (vs. 1.5% in FY21).

During FY22, the Company prepared to receive 5G technology by expanding the coverage, availability and capacity of the network through a technological reconversion and continuing the use of 4G. As of December 2022, we count with 180 5G mobile sites, mostly operating under DSS, located in Buenos Aires, Rosario, the Atlantic Coast, Córdoba, Santa Fe, Corrientes, Posadas and Paraná, with the objective of preparing the technical and regulatory conditions that allow the full development of the 5G network.

Personal in Paraguay (‘Núcleo’)

As of December 31, 2022, Núcleo’s subscriber base reached 2.3 million clients. Prepaid and postpaid customers represented 79% and 21%, respectively.

Núcleo’s mobile service revenues during FY22, amounted to P$25,077 million (-22.9% vs. FY21), mainly due to a decrease in ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues were P$130,904 million in FY22 (-P$29,898 million or -18.6% vs. FY21). Cable TV subscribers totaled approximately 3.5 million (-84 thousand vs. FY21). The monthly Cable TV ARPU (restated in constant currency as of December 31, 2022) reached P$3,006.9 during FY22 (vs. P$3,668.3 in FY21). The effect generated by the restatement in terms of the measuring unit as of December 31, 2022, included in ARPU amounts to P$801,6 and P$2,091.8, for FY22 and FY21, respectively. The average monthly churn rate as of December 31, 2022, and as of December 31, 2021, was 1.3% and 1.1%, respectively.

Flow continued to strengthen its content offer by incorporating new products in music, national and international films, and gaming. During FY22, Flow subscribers alone reached 1.3 million.

Additionally, we continued to deploy the ISDB-T technology for analogic Flow subscribers in new cities, reaching more than 1.5 million subscribers in the Autonomous City of Buenos Aires and the province of Buenos Aires. Likewise, as part of the constant updating of devices, Flow commercially presented a new self-installing decoder with differential surround sound properties, Google Assistant, integrated Chromecast, 4K resolution, HDR, Dolby Vision, among others.. We have also presented a new Flow Flex service, which consists of a flexible paid TV proposal that allows customers to contract Flow’s services for a fixed period of time, with packages of 3, 7, 15 and 30 days.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$89,023 million in FY22 (-P$25,769 million or -22.4% vs. FY21).

The monthly fixed voice ARPU (restated in constant currency as of December 31, 2022) reached P$1,445.0 (vs. P$1,513.9 in FY21). The effect generated by the restatement in terms of the measuring unit as of December 31, 2022, included in the ARPU amounted to P$441.4 and P$867.7 for the FY22 and FY21, respectively.

The corporate segment continues to develop new solutions to help companies boost their business and continue to evolve digital transformation in this new context. During FY22 we

TELECOM ARGENTINA	4

continued to offer value proposals, including Cybersecurity as an essential axis in this transformation process. Within this framework, the Company included in its offer Oracle Cloud solutions for companies that include application servers, databases and more. Additionally, Telecom reaffirmed the alliance with the Chamber of the Argentine Software Industry (CESSI) to work together with the more than 1,800 member companies, as technological advisors and help them in their digital transformation and evolution processes.

Internet Services

Internet services revenues totaled P$161,740 million during FY22 (-P$15,070 million or -8.5% vs. FY21). As of December 31, 2022, total broadband accesses reached approximately 4.1 million (-132 thousand vs. FY21). The monthly churn rate of Internet services was positioned at 1.6% and 1.5% as of December 31, 2022 and 2021, respectively

Additionally, broadband ARPU (restated in constant currency as of December 31, 2022) amounted to P$3,052.4 in FY22 (vs. P$3,364.3 in FY21). The effect generated by the restatement in terms of the measuring unit as of December 31, 2022, included in the ARPU amounted to approximately P$798.3 and P$1,912.0 for the FY22 and FY21, respectively.

The Company continued to enhance the home connectivity experience of its customers, increasing the deployment of Fiber Optic to the Home (FTTH) in different locations throughout the country. These connections reach up to 300 megabytes, with low latency, multi-device connection and including the option of contracting Flow as an additional service, among other advantages.

Additionally, during the end of this fiscal year, Personal announced that it doubled the internet speed to all its home customers (with HFC, FTTH technology), going from 50 to 100 megabytes, from 100 to 300 megabytes and from 300 to 500 megabytes, and the lowest speeds went to 50 megabytes. Customers with a service of 100 Mb or more represent 79% of the customer base as of December 31, 2022, while in 2021 they represented 30%.

Revenues from equipment sales

Equipment revenues amounted to P$48,621 million (-P$9,420 million or -16.2% vs. FY21). Said decrease was mainly due to a lower volume of handsets sold (-15%), offset by an increase their average price of 66%, compared to FY21

Personal Pay

Our virtual wallet service, Personal Pay, which is constantly evolving, managed to find a place in this rapidly growing market in the country and the region, and ended the year with more than 700,000 customers. Leveraged by the strength of the mobile services ecosystem, customers choose reliability and convenience, and that’s the greatest differential of Personal Pay.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$1,024,123 million in FY22 (+P$189,863 million or +22.8% vs. FY21). Excluding D&A and impairment of fixed assets, operating costs experienced a reduction of 7.3%.

The cost breakdown was as follows:

•	Employees benefits and severance payments: P$182,664 million in FY22 (+P$3,799 million or +2.1% vs. FY21). Total employees amounted to 21,729 as of FY22.

TELECOM ARGENTINA	5

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits) were P$22,455 million (-24.5% vs. FY21). This saving was mainly due to a new business dynamic that optimizes our links and sites which has offset the increase in prices of services that are denominated in US dollars.

•	Fees for services, maintenance, materials and supplies: P$88,456 million (-P$7,832 million vs. FY21). This decrease is mainly explained by a decrease in maintenance and material costs of $9,342 million vs. FY21, mainly offset by a higher cost of call center fees and other fees for services for $1,482 million compared to FY21.

•	Taxes and fees paid to regulatory authorities: P$55,991 million (-12.2% vs. FY21). This decrease was mainly due to lower sales during FY22 vs FY21. These costs represent 7.7% of total revenues as of FY22 and FY21.

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$44,166 million in FY22 (-7.0% vs. FY21). Said decrease was mainly explained by lower agent commission charges and collection fees, partially offset by a slight increase in advertisement costs related to campaigns related to Personal Pay (the Company’s electronic wallet) and cybersecurity services.

•	Cost of handsets sold: P$34,540 million (-15.4% vs. FY21). These costs decreased mainly due to a lower volume of handsets sold (-15% vs. FY21), partially offset by a 68% increase in average cost of sales compared to FY21.

•	Programming and content costs: P$45,741 million (-18.9% vs. FY21). Said reduction was mainly explained by commercial efficiencies, which were partially offset by price increases in almost all of our broadcasting signals.

•	Other Costs totaled P$54,789 million (-3.6% vs. FY21), of which bad debt expenses reached P$18,342 million (+18.0% vs. FY21).

•	Our bad debt ratio was 2.5% as of December 31, 2022 (vs. 1.9% in FY21). The increase was mainly due to the deteriorating economic situation in Argentina, which has a direct impact on our bad debt ratios. The bad debt ratio of the FY21 was impacted by post-pandemic collection improvements.

•	Other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity) totaled P$36,447 million (-11.7% vs. FY21). The decrease is related to lower charges in almost all the lines that make up the item.

•	Depreciation, amortization and impairment of fixed assets amounted to P$495,321 million (+87.6% vs. FY21). During FY22, we registered an impairment of goodwill of the Argentine CGU for $243,900 million (For more information, refer to Note 3.v.1.a of the financial statements). This charge also includes the impact of the amortization of assets incorporated after December 31, 2021, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) were P$61,978 million in FY22 (vs. P$88,921 million in FY21), mainly due to:

TELECOM ARGENTINA	6

Income Tax

Our income tax includes the following effects:

i)	the tax to be paid according to applicable local tax legislation,

ii)	the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment, and

iii)	the effects mentioned in Note 15 to the consolidated financial statements as of December 31, 2022.

Income tax gain amounted to P$26,504 million in FY22 (vs. a loss of P$64,900 million in FY21). The gains according to item (i) above amounted to P$17,521 million in FY22 (vs. P$36,290 million in FY21) and the income tax effect related to the application of the deferred tax method described in item (ii) above was a gain of P$8,983 million in FY22 (vs. a loss of P$28,610 million in FY21).

Consolidated Net Financial Debt

As of December 31, 2022, our net financial debt (cash, cash equivalents plus financial investments and financial NDF* & interest rate swaps minus loans) amounted to P$420,446 million, decreasing P$39,822 when compared to the net financial debt as of December 31, 2021, adjusted by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During the FY22, the Company invested (including rights of use assets) P$147,266 million (-27.1% vs. FY21). Said investments represented 20.2% of consolidated revenues in FY22. Investments without including additions for right of use totaled $126,269 million (-24.2% vs. FY21).

The investments were focused on

•	Projects related to improving internet transmission and access speed.

•	Deployment and modernization of our 4G mobile access sites, supporting the growth in the coverage of our mobile network.

•	Expansion of 5G to support the growth of the mobile internet and the improvement in the quality of service together with the launch of new Value Added Services

•	Extension of our transmission and transport networks in order to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH architecture.

•	New customer contact systems to streamline the relationship with our customers.

TELECOM ARGENTINA	7

Relevant financial events of the period

Dismissal of appeals

On November 15, 2022, in proceedings “Telecom Argentina S.A. vs. EN-ENACOM and other re. precautionary measure (Autonomous)” (File No. 12.881/2020) the National Supreme Court of Justice dismissed the complaint appeals filed by the National Government and ENACOM against the ruling of the Chamber II of the Federal Court of Appeals on Administrative Litigation Matters that denied the extraordinary appeals filed by the National Government and ENACOM against the ruling of said Chamber that allowed the appeal filed by the Company, revoked the decision of the instance of origin and admitted the precautionary measure requested by Telecom Argentina, ordering the suspension of the effects of articles 1, 2, 3, 4, 5 and 6 of Decree No. 690/2020 and ENACOM Resolutions No. 1466/2020, 1467/2020 and 204/21, and its consequent inapplicability in relation to the Company.

Resignation of a member of the Board of Directors and Ordinary and Extraordinary General Shareholders Meeting

On November 17, 2022, Mr. Sebastian Bardengo addressed a letter to the Chairman of the Board of Directors notifying that, due to personal reasons, he submitted his resignation as member of the Board of Directors and member of the Executive Committee of Telecom Argentina effective as from December 31, 2022.

In light of this resignation, the Shareholders’ Meeting summoned for December 21, 2022 resolved, among other issues, the following:

•	Appoint Mr. Ignacio Rolando Driollet as a regular director, to serve from January 1, 2023 and until the end of 2023. Mr. Driollet qualifies as “NOT independent” in accordance with the Rules of the Comisión Nacional de Valores (National Securities Commission)

•	Approve the management carried out by Mr. Sebastian Bardengo from April 27, 2022 until the date of the meeting.

Loans with CDB, Finnvera, EDC and Cisco Systems Capital Corporation

Chinese Development Bank Shenzhen Branch (CDB): During 2022, the Company subscribed new tranches for a total amount of RMB488 million (equivalent to US$70.5 million).

Finnvera: During 2022, the Company received disbursements for a total amount of US$11.4 million. These disbursements complete the total amount committed for this credit line.

Export Development Canada (EDC): In June and October 2022, the Company received disbursements for a total amount of US$23 million. These disbursements complete the total amount committed for this line of credit.

Cisco Systems Capital Corporation: During 2022, the Company received disbursements for a total amount of US$16 million.

These proceeds were used for the acquisition of telecommunication equipment.

Relevant events after December 31, 2022

Class 14 local notes - Issuance

Issuance Date: February 10, 2023.

Amount Issued: US$62.4 million to be paid in Argentine pesos at the applicable exchange rate.

Maturity Date: February 10, 2028.

TELECOM ARGENTINA	8

Amortization: Bullet.

Interest Rate and payments: 1.00% p.a, quarterly interest payments

Decease and designation of Director

On February 11, 2023, the unfortunate loss of Engr. Germán Horacio Vidal, member of the Board of Directors of Telecom Argentina and member of the Company’s Audit Committee and Executive Committee, occurred. Both his career in the industry and his commitment to the future of the Company have been remarkable.

For this reason, on February 28, 2023, the Company’s Supervisory Committee appointed Mr. Ignacio Cruz Moran as Director of Telecom Argentina to act until the next Shareholders’ Meeting according to section 258, second paragraph of Argentine General Corporations Law. Also, the Board of Directors appointed Mr. Ignacio Cruz Moran as member of the Company’s Audit Committee and Executive Committee.

Preliminary Injunction

On March 8, 2023, we informed of the decision rendered by the Federal Administrative Litigation Matters Court No. 8 in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020) whereby the Court decided to further extend for a period of six months the preliminary injunction previously granted to us according to section 5 of Law No. 26,854.

TELECOM ARGENTINA	9

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of December 31, 2022, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

* Cablevisión Holding S.A. owns 18.89% of the total capital stock directly and owns9.27% of the total capital stock indirectly through VLG S.A.U.

** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692	Santiago Gramegna (5411) 6193 6667

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and

TELECOM ARGENTINA	10

(ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of December 2022)

	12/31/22	12/31/21	Δ $	Δ %
Cash and cash equivalents	40,052	38,665	1,387	3.6%
Financial investments	8,373	21,010	(12,520)	-59.6%
Trade receivables	37,616	43,934	(6,318)	-14.4%
Other Receivables	19,537	17,231	2,189	12.7%
Inventories	6,448	6,068	380	6.3%
Assets held for sale	954	-	954	-
Total current assets	**112,880**	**126,808**	**(13,928)**	**-11.0%**
Financial investments	201	0	227	-
Trade receivables	118	140	(22)	-15.7%
Goodwill	494,757	738,457	(243,700)	-33.0%
Property, plant and equipment ('PP&E')	792,794	878,856	(86,062)	-9.8%
Intangible assets	254,807	280,724	(25,917)	-9.2%
Right-of-use assets	62,932	65,090	(2,158)	-3.3%
Other Receivables	10,384	11,627	(1,243)	-10.7%
Total non-current assets	**1,616,893**	**1,974,894**	**(358,001)**	**-18.2%**
TOTAL ASSETS	**1,728,873**	**2,101,802**	**(372,829)**	**-17.7%**
Trade payables	89,257	95,899	(6,642)	-6.9%
Financial debt	134,361	126,360	8,001	6.3%
Salaries and social security payables	37,652	43,367	(5,715)	-13.2%
Income tax liabilities	314	27,129	(26,815)	-98.8%
Taxes payables	9,931	7,718	2,213	28.7%
Lease liabilities	9,202	11,940	(2,738)	-22.9%
Other liabilities	4,960	5,951	(991)	-16.7%
Provisions	2,634	4,180	(1,546)	-37.0%
Total current liabilities	**288,311**	**322,644**	**(34,233)**	**-10.6%**
Trade payables	319	2,135	(1,816)	-85.1%
Financial debt	334,828	393,583	(58,755)	-14.9%
Salaries and social security payables	2,747	3,012	(265)	-8.8%
Deferred income tax liabilities	256,213	263,423	(7,210)	-2.7%
Taxes payables	44	-	44	-
Lease liabilities	19,695	24,906	(5,211)	-20.9%
Other liabilities	2,610	2,435	175	7.2%
Provisions	11,654	18,650	(6,996)	-37.5%
Total non-current liabilities	**628,110**	**708,144**	**(80,034)**	**-11.3%**
TOTAL LIABILITIES	**916,421**	**1,030,688**	**(114,267)**	**-11.1%**
Equity attributable to Controlling Company	796,341	1,054,417	(258,076)	-24.5%
Non-controlling interest	16,211	16,697	(486)	-2.9%
TOTAL EQUITY	**812,662**	**1,071,114**	**(258,562)**	**-24.1%**
TOTAL LIABILITIES AND EQUITY	**1,728,873**	**2,101,802**	**(372,829)**	**-17.7%**

2- Consolidated Loans

(Monetary items)

	12/31/22	12/31/21	Δ $	Δ %
Bank overdrafts - principal	7,610	23,734	(16,124)	-67.9%
Bank and other financial entities loans - principal	40,072	63,457	(23,385)	-36.9%
Notes - principal	47,404	-	47,404	-
NDF	19	360	(341)	-94.7%
Loans for purchase of equipment	5,269	7,003	(1,734)	-24.8%
Accrued interest and related expenses	33,987	31,806	2,181	6.9%
Total Current Loans	**134,361**	**126,360**	**8,001**	**6.3%**
Notes - principal	181,071	216,929	(35,858)	-16.5%
Bank and other financial entities loans - principal	102,588	112,483	(9,895)	-8.8%
Loans for purchase of equipment	4,455	7,629	(3,174)	-41.6%
Accrued interest and related expenses	46,714	56,542	(9,828)	-17.4%
Total Non Current Loans	**334,828**	**393,583**	**(58,755)**	**-14.9%**
Total Loans	**469,189**	**519,943**	**(50,754)**	**-9.8%**
Cash and cash equivalents, and Financial investments	48,743	59,675	(10,932)	-18.3%
Net Financial Debt	**(420,446)**	**(460,268)**	**39,822**	**-8.7%**

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

3- Segment Information

(Segment information for periods ended as of December 31 of 2022 and 2021 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of December 31, 2022	Services rendered in Argentina	Services rendered in Argentina - inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	504,432	178,550	682,982	36,528	12,718	49,246	(3,046)	729,182
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(370,534)	(132,133)	(502,667)	(21,661)	(7,520)	(29,181)	3,046	(528,802)
Operating income before D&A	133,898	46,417	180,315	14,867	5,198	20,065	-	200,380
Depreciation, amortization and impairment of fixed assets								(495,321)
Operating income (loss)								**(294,941)**
Earnings from associates								619
Debt financial expenses								29,744
Other financial results, net								32,234
Net income (loss) before income tax expenses								**(232,144)**
Income tax expense								26,504
Net income (loss)								**(205,640)**
Attributable to:								
Controlling Company								(207,833)
Non-controlling interest								2,193

As of December 31, 2021	Services rendered in Argentina	Services rendered in Argentina - inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	332,816	438,992	771,808	26,215	34,719	60,934	(3,911)	828,831
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(229,554)	(308,282)	(537,836)	(15,514)	(20,771)	(36,285)	3,911	(570,210)
Operating income before D&A	103,262	130,710	233,972	10,701	13,948	24,649	-	258,621
Depreciation, amortization and impairment of fixed assets								(264,050)
Operating income (loss)								**(5,429)**
Earnings from associates								770
Debt financial expenses								55,906
Other financial results, net								33,015
Net income (loss) before income tax expenses								**84,262**
Income tax expense								(64,900)
Net income (loss)								**19,362**
Attributable to:								
Controlling Company								16,878
Non-controlling interest								2484

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

6- Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2021 restated to 2022 values include a variation due to the restatement of approximately 131,9% vs. a restatement variation of 35,4% for revenues as of 2022)

	12/31/22		12/31/21		FY22 IAS 29 vs. FY21 IAS 29	
	FY22 IAS 29	IAS 29 Adjustment	FY21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	680,561	178,005	770,790	438,451	(90,229)	-11.7%
Mobile Services	293,112	75,949	313,872	178,426	(20,760)	-6.6%
Internet Services	161,740	42,687	176,810	100,462	(15,070)	-8.5%
Cable TV Services	130,904	34,344	160,802	91,620	(29,898)	-18.6%
Fixed Telephony and Data Services	89,023	23,719	114,792	65,471	(25,769)	-22.4%
Other service revenues	5,782	1,306	4,514	2,472	1,268	28.1%
REVENUES FROM EQUIPMENT SALES	48,621	12,469	58,041	33,032	(9,420)	-16.2%
REVENUES	729,182	190,474	828,831	471,483	(99,649)	-12.0%

7- Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	12/31/22		12/31/21		4Q22 IAS 29 vs. 4Q21 IAS 29	
	4Q22 IAS 29	IAS 29 Adjustment	4Q21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	164,038	7,815	186,484	93,915	(22,446)	-12.0%
Mobile Services	73,641	3,763	78,461	39,706	(4,820)	-6.1%
Internet Services	38,500	1,894	43,541	21,934	(5,041)	-11.6%
Cable TV Services	30,384	1,300	37,503	18,833	(7,119)	-19.0%
Fixed Telephony and Data Services	20,366	773	26,597	13,389	(6,231)	-23.4%
Other service revenues	1,147	85	382	53	765	-
REVENUES FROM EQUIPMENT SALES	12,740	641	13,365	6,724	(625)	-4.7%
REVENUES	176,778	8,456	199,849	100,639	(23,071)	-11.5%

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

TELECOM ARGENTINA	17

Telecom Argentina S.A.

Consolidated Information

Annual period – Fiscal Year 2022

(in million Argentine Pesos)

TELECOM ARGENTINA	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 9, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations